Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
H.B. Fuller Company:

We consent to the incorporation by reference in the registration statement (Nos. 333-50005, 333-89453, 333-48420, 333-135772, 333-151841, 333-158610, 333-191549, 333-212344 and 333-224570) on Forms S-8 of H.B. Fuller Company of our report dated January 28, 2019, with respect to the consolidated balance sheets of H.B. Fuller Company as of December 1, 2018 and December 2, 2017, and the related consolidated statements of income, comprehensive income (loss), total equity, and cash flows for each of the fiscal years in the three-year period ended December 1, 2018, and the related notes, and the effectiveness of internal control over financial reporting as of December 1, 2018, which report appears in the December 1, 2018 annual report on Form 10-K of H.B. Fuller Company.

Our report refers to a change in the method of accounting for inventory.

/s/ KPMG LLP

Minneapolis, Minnesota

January 28, 2019